UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-07784

CUSIP NUMBER 156700106

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on 10-K

☐ Transition Report on 20-F

☐ Transition Report on 11-K

☐ Transition Report on 10-Q

☐ Transition Report on N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable

PART I – REGISTRANT INFORMATION

CenturyLink, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

100 CenturyLink Drive

Address of Principal Executive Office (Street and Number)

Monroe, Louisiana 71203

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

CenturyLink, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the period ended December 31, 2018 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period provided by the applicable rules of the Securities and Exchange Commission without unreasonable effort and expense.

The principal reason for the delay is that recently identified material weaknesses in internal controls over the Company’s revenue recording processes and the procedures for measuring fair value of assets and liabilities assumed in connection with the Level 3 Communications, Inc. acquisition have created the need to conduct additional review and testing with respect to those processes prior to finalizing the assessment and the audits of the effectiveness of internal control over financial reporting as of December 31, 2018 and of the Company’s financial statements as of and for the year ended December 31, 2018. Notwithstanding the Company’s inability to file the Form 10-K within the prescribed time period, the Company currently does not expect any material changes to the financial results disclosed in the Company’s earnings release dated February 13, 2019.

The Company is working diligently along with its external auditor to complete its work processes and audit and expects to file the Form 10-K within the grace period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eric J. Mortensen	720	888-8286
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

Not Applicable

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a comparison of the Company’s results of operations for the fiscal year ended December 31, 2018 compared to the fiscal year ended December 31, 2017, please see the Company’s press release dated February 13, 2019 and furnished as an exhibit to the Company’s Form 8-K dated February 13, 2019.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially. When used in this Form 12b-25, the words “may”, “will”, “could”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, or “contemplate” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The statements in this Form 12b-25 are made as of the date of this Form 12b-25 and are subject to change until the Company will have filed its Annual Report on Form 10-K for the year ended December 31, 2018. The Company undertakes no duty to update or revise any such information contained in this Form 12b-25 except as required by the federal securities laws. You should read this Form 12b-25 completely and in conjunction with the cautionary statements contained in the “Risk Factors” section and elsewhere in the Company’s filings with the Securities and Exchange Commission from time to time, including, but not limited to, its annual report on Form 10-K and its quarterly reports on Form 10-Q, and with the understanding that actual future results and developments may be materially different from what the Company expects due to a number of risks and uncertainties, many of which are beyond the Company’s control.

CenturyLink, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 4, 2019	By:	/s/ Eric J. Mortensen
Eric J. Mortensen Senior Vice President - Controller